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                             December 29, 2020

       Jeffrey Pyatt
       Chief Executive Officer
       Broadmark Realty Capital Inc.
       1420 Fifth Avenue, Suite 2000
       Seattle, WA 98101

                                                        Re: Broadmark Realty
Capital Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 2,
2020
                                                            File No. 333-251075

       Dear Mr. Pyatt:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. We note your disclosure that the debt securities offered and sold pursuant to this prospectus may be
guaranteed by one or more subsidiary guarantors. Rule 3-10 of
                                                        Regulation S-X requires
every guarantor of a registered security to file the financial statements required for
a registrant by Regulation S-X, unless an appropriate exemption applies. Please revise
your prospectus to include either the financial statements of your subsidiary guarantors
or the footnote presenting condensed consolidating financial information for your
guarantors in your financial statements allowed by Rule 3-10(f) of
                                                        Regulation S-X, or
advise.
   2.                                                   We note your statement
that    BRMK Lending, LLC may offer     debt securities, and
                                                        Broadmark Realty
Capital Inc.     may guarantee     any such debt securities.    (emphasis
 Jeffrey Pyatt
Broadmark Realty Capital Inc.
December 29, 2020
Page 2
      added). Please revise your Form S-3 to clarify that BRMK Lending can only issue debt securities on the Form S-3 if Broadmark Realty Capital guarantees the debt securities.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any questions.



                                                           Sincerely,
FirstName LastNameJeffrey Pyatt
                                                           Division of
Corporation Finance
Comapany NameBroadmark Realty Capital Inc.
                                                           Office of Real
Estate & Construction
December 29, 2020 Page 2
cc:       Eliot W. Robertson, Esq.
FirstName LastName